Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

30 September 2013

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 30 SEPTEMBER 2013

OPERATIONS

Financial summary

Total cash receipts from customers during the quarter ended 30 September 2013 were $1.03 million.

Domestic testing revenues for the quarter under review continue to exceed budget expectations and, as detailed below, testing throughput of the Company’s flagship test BREVAGenTM in the September quarter continues to demonstrate impressive growth and further expansion of the product in the US market.  As reported in Note 2(a) of the Company’s 2013 Annual Report, the revenues generated from the sale of the BREVAGenTM test are still recorded on a cash, not an accruals, basis.  The Company anticipates that this treatment will change early in the 2014 calendar year, with an appropriate upward adjustment to revenues being made at that time.

During the quarter under review, the Company completed the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share, raising a total of $3,000,000, prior to the payment of one-off costs.  Subsequent to the end of the quarter, a further $3,500,000 was received by the Company under its Share Purchase Plan (“SPP”), before the payment of associated costs.  At the same issue price of $0.072 per share, this resulted in the issue of 48,611,111 further ordinary shares in the Company.

As at the date of this Report, the Company had received a written commitment from one of the Underwriters of the SPP to subscribe for a further 6,944,444 shares at the same issue price of $0.072 per share to raise a further $500,000, before the payment of associated one-off costs.  It is anticipated that these funds will be received shortly.

BREVAGen™ breast cancer risk test

Test samples received to date

Since launching its BREVAGenTM test in the US market in July 2011, the Company is pleased to advise that the number of test samples received in each of the subsequent nine quarters has increased.  As announced on 1 October 2013, a record number of BREVAGenTM test samples were received during the quarter ended 30 September 2013.  Total samples received during the quarter was 914, representing growth of more than 52% over the preceding June quarter, reinforcing the continuing increasing trend in market traction.  Early indications suggest that this trend is continuing in the current quarter.

As compared to the previous September quarter in 2012, the total number of BREVAGenTM test samples received during the current period under review represented substantial growth of more than 413%, being 914 samples as compared to 178 samples.

Encouragingly, the test samples received continue to come from a broad mix of US geographical sales territories, demonstrating the growing acceptance of the test across the wider market.  Further, as a result of both increased test sample numbers and positive reimbursement changes since 1 January 2013, total sales revenue for the test received during the quarter under review increased by more than 54% as compared to the preceding June quarter.

New York State

On 30 August 2013, the Company announced that it had received its Clinical Laboratory Permit from the New York State Department of Health.  This permit allows the Company to offer the BREVAGenTM test to residents of New York State - a densely populated state of nearly 20 million people - and completes the final out-of-state licensure allowing the Company to provide testing services to all 50 US states.  The Company is now able to meet requests received from New York physicians to provide the BREVAGenTM test to patients as part of their clinical practice and Phenogen Sciences Inc. (Genetic Technologies’ US subsidiary) has now appointed its first representative to cover this State, with a particular emphasis on New York City.

1

OPERATIONS (cont.)

Progress made since the transition to a Miscellaneous Code

As mentioned in previous Activities Reports, until the end of 2012, insurance claims for BREVAGenTM were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As a result of these changes, the Company now uses a Miscellaneous Code when submitting claims for reimbursement from insurers.  As part of this transition, the list price for a BREVAGenTM test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack.  Importantly, notwithstanding this increase, the Company has not sought to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGenTM test under its “Patient Protection Program”.

While not all claims have yet been fully adjudicated since the transition to a Miscellaneous Code, early signs are encouraging.  The average total payment received from closed cases during the past nine months, including all write-offs and denials for non-coverage, has increased significantly, despite an increase in the number of denials.

Further expansion of the Company’s credentialing program

As advised in previous Reports, credentialing with Preferred Provider Organisations (“PPOs”) allows for expedited claim adjudication as “in-network”.  A PPO is a managed care organisation of medical doctors, hospitals and other health care providers which has covenanted with insurers or third-party administrators to provide health care, at reduced rates, to the clients of the respective insurer or administrator.  Credentialing is a process whereby provider organisations such as physicians, care facilities and ancillary providers (including testing service providers such as Phenogen Sciences) contract directly with the PPO.  Contracts with PPOs are fundamental to having claims for the BREVAGen™ test adjudicated as “in-network”.

During the September quarter, the Company announced that, through Phenogen Sciences, it had executed a further agreement with InterWest Health to use the InterWest provider network.  The execution of this agreement takes to eight the number of such PPO agreements that the Company has now entered into.  As at the date of this Report, the cumulative total number of covered lives for which its BREVAGen™ risk assessment test could be adjudicated as “in-network” is more than 102 million.

As described above, the positive impact of this credentialing activity has been clearly demonstrated in reviewing reimbursement payments received in respect of the BREVAGen™ test since its launch.  The average reimbursement received in respect of claims that were adjudicated as “in-network”, was significantly higher than the amounts received in respect of claims that were adjudicated as “out-of-network”, with the time taken to collect the funds also being materially shorter.

Once in-network, the Company receives improved cash flow via faster payment while still obtaining an acceptable level of reimbursement and reducing the costs incurred through appealing denials.  Once BREVAGen™ sample volumes reach a significant level and Genetic Technologies has gathered the necessary additional clinical utility data, the Company will approach insurers directly to contract.

Credentialing contracts have now been executed between the Company and InterWest Health, FedMed Inc., MultiPlan Network, Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network.

2

OPERATIONS (cont.)

Cost effectiveness studies to support reimbursement program

Genetic Technologies has engaged with Archimedes Inc., a healthcare modelling and analytics organisation based in San Francisco, California, to conduct collaborative cost-effectiveness studies utilising BREVAGenTM to direct MRI screening and Tamoxifen therapy.  The first of these studies is expected to be published during the coming quarter ending 31 December 2013.

Further validation studies supporting BREVAGen™

The Company is also now actively progressing a research program with leading international academic collaborators to confirm the utility of genomic risk assessment in other ethnic populations and to incorporate the full portfolio of currently known common breast cancer susceptibility variants into the BREVAGenTM test.

Validation of the expanded test is expected to be completed in early in calendar 2014, with validation of the test for other ethnic populations expected to be completed in the first half of the 2014 calendar year.  New versions of the BREVAGenTM test will subsequently be launched and offered in the US market.

LICENSING AND IP

Assertion programs

On 26 May 2011, the Company announced that it had filed a third patent infringement law suit in the US, in the US District Court for the District of Colorado, asserting infringement of its primary non-coding patent against various parties.  Since then, Settlement and License Agreements have been executed with Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc., GeneSeek Inc. and 454 Life Sciences Corporation (and its affiliates).  Settlement discussions with other parties to the suit are progressing.

During the September quarter, the Company announced that it had executed agreements with Genesis Genetics Institute LLC and Genelex Corporation.

Other licensing activities

Discussions with potential new licensees in Europe continue.

Status of ‘179 patent re-examination by USPTO

On 30 September 2013, the Company advised that it had received an Ex Parte Re-Examination Certificate from the United States Patent and Trademark Office (“USPTO”) (the “Certificate”).  The Certificate relates to the request for ex parte re-examination of claims 1-18 and 26-32 of the Company’s U.S. Patent No. 5,612,179 (the ‘179 patent) based upon a submission by Merial LLC of Duluth, Georgia, as announced by the Company on 19 April 2013.  In the Certificate, the USPTO confirmed that, as a result of the re-examination, the USPTO has determined that the patentability of claims 1-18 and 26-32 is confirmed and no amendments have been made to the ‘179 patent.

However, the Company also noted that, on 5 September 2013, Merial filed yet another request with the USPTO for re-examination of the ‘179 patent.  This request for re-examination is currently under review by the USPTO.

3

OTHER COMMERCIAL ASSETS

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to sell, out-license, co-develop or partner other assets and technologies in which the Group has an interest.

ImmunAidTM

Following its first capital raising in April 2012, the Company’s former subsidiary ImmunAid Limited (“ImmunAid”) continues to promote its breakthrough technology for the treatment of cancer and other serious diseases, including autoimmune disease, based on the reading and utilisation of subtle cycles within each individual patient’s immune system, in order to determine the optimal time for treatment of that individual patient.

On 10 July 2013, it was announced that ImmunAid had been advised that its first US patent had been formally allowed by the United States Patent and Trademark Office.

On 26 September 2013, the Company reported that ImmunAid, in which GTG holds 4,500,000 shares representing a 45% equity interest and is currently the largest shareholder, had commenced its second round of fundraising, with the first funds in this new round now having been received by ImmunAid.

Such new funds are being raised by ImmunAid via the issue of ordinary shares in ImmunAid to arm’s-length investors at an issue price of $5.00 per share.  This compares favourably with the issue price at which ImmunAid issued shares in its round one fundraising in April 2012 of $1.00 per share.  While the funds received to date are modest, negotiations are continuing with a number of potential investors in Australia, USA and Europe to raise significant additional funds for ImmunAid as part of its round two fundraising.

ImmunAid intends to use the proceeds of this latest fundraising to expand its global patent portfolio and to support further human and animal trials directed at validating additional applications of its breakthrough strategy for treating patients with life-threatening diseases, such as cancer and auto-immune disease.

RareCellectTM

Discussions with companies interested in pursuing potential commercial collaborations are continuing.

Gtech International Resources Limited

On 29 July 2013, the Company advised that its Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”), had executed a Scheme Merger Agreement with Sydney-based company Simavita Holdings Limited (“Simavita”).

Pursuant to the scheme that is covered by the Agreement (which is subject to the approval of the shareholders of both Gtech and Simavita), Gtech will issue new shares to the Simavita shareholders to acquire 100% of the issued capital of Simavita (the “Merger”).  The Merger is to be implemented by way of a scheme of arrangement under the Australian Corporations Act.

A comprehensive Information Circular regarding the Simavita acquisition has now been prepared by Gtech and mailed to all Gtech shareholders ahead of the meeting of its shareholders which will be held in Melbourne on 20 November 2013.

Genetic Technologies Limited currently holds a 75.82% direct equity interest in Gtech.  Further details of the proposed transaction can be found at www.gtechinternational.com

4

CORPORATE MATTERS

Capital raising

As mentioned, subsequent to the end of the 2013 financial year, the Company has raised a total of $6,500,000 via the issue of 90,277,778 ordinary shares at an issue price of $0.072 per share.  Further, the Company has received a written commitment from one of the Underwriters of the Company’s Share Purchase Plan to subscribe for a further 6,944,444 shares at the same issue price of $0.072 per share to raise a further $500,000, before the payment of associated costs.  It is anticipated that these further funds will be received shortly.

Convertible Notes

On 10 September 2013, the Company announced that it had executed documents with Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd., in respect of redeemable convertible notes to raise USD 5,000,000 (the “Notes”).  The details of the proposed Notes were provided to all shareholders in a Notice of Extraordinary General Meeting (“EGM”), seeking approval from those shareholders for the issue of the Notes, that was released to the ASX on 19 September 2013.

The abovementioned EGM was held on 23 October 2013.  However, as reported to the Market, in respect of Resolution Two regarding approval for the issue of the Notes, the Board gave due consideration to feedback received from shareholders that further time was required in order for those shareholders to consider the Resolution.  In light of this, the Company adjourned the EGM until 10.30 am on the date of the AGM, namely Friday, 29 November 2013, at the same venue as the AGM.  Resolution Two will then be put before the shareholders for their consideration at that time.

The Directors confirmed that they still recommend that shareholders vote in favour of Resolution Two at the adjourned EGM to be held on 29 November 2013.

Chief Executive Officer

As from 15 October 2013, Ms. Alison Mew stepped aside from her day-to-day responsibilities as CEO for a period of three months for personal, health-related reasons.  As from that date, Mr. Thomas Howitt assumed the role of Acting CEO in addition to his usual roles of CFO and Company Secretary.

Options

On 11 September 2013, the Company granted a total of 1,250,000 options over ordinary shares in the Company.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.105 at any time up to, and including 18 July 2018, subject to certain vesting conditions.

Annual Report and AGM

On 25 October 2013, the Company released its 2013 Annual Report and Notice for the 2013 Annual General Meeting of shareholders which will be held at 10.45 am on Friday, 29 November 2013 in the “Treetops” Room at Melbourne Museum.  The Meeting will commence immediately after the conclusion of the abovementioned Extraordinary General Meeting.

Signed on behalf of Genetic Technologies Limited

Dated this 31st day of October, 2013
THOMAS G. HOWITT
Chief Executive Officer (Acting)

5

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	30 SEPTEMBER 2013

Consolidated statement of cash flows

			Current quarter (September 2013) A$	Year to date (three months) A$
		Cash flows related to operating activities
1.1		Receipts from customers	1,028,836	1,028,836
1.2	Payments for	(a) staff costs	(1,894,993)	(1,894,993)
		(b) advertising and marketing	(194,762)	(194,762)
		(c) research and development	—	—
		(d) leased assets	—	—
		(e) other working capital	(1,407,879)	(1,407,879)
1.3		Dividends received	—	—
1.4		Interest and items of a similar nature received	9,700	9,700
1.5		Interest and other costs of finance paid	(11,455)	(11,455)
1.6		Income taxes paid	—	—
1.7		Grant and other income	—	—
		Net operating cash flows	(2,470,553)	(2,470,553)

+ See chapter 19 for defined terms.

Consolidated statement of cash flows (cont.)

		Current quarter (September 2013) A$	Year to date (three months) A$
1.8	Net operating cash flows (carried forward)	(2,470,553)	(2,470,553)

	Cash flows related to investing activities
1.9	Payment for the acquisition of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	(2,831)	(2,831)
	e) other non-current assets	—	—
1.10	Proceeds from the disposal of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	—	—
	e) joint venture interest	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities (refer note below)	—	—
1.13	Other (provide details if material)	(60,077)	(60,077)
	Net investing cash flows	(62,908)	(62,908)

1.14	Total operating and investing cash flows	(2,533,461)	(2,533,461)

	Cash flows related to financing activities
1.15	Proceeds from the issue of shares	3,000,000	3,000,000
1.16	Equity transaction costs	(366,714)	(366,714)
1.17	Net proceeds from borrowings	—	—
1.18	Advances to third parties	(20,000)	(20,000)
1.19	Dividends paid	—	—
1.20	Repayment of finance lease principal	—	—
	Net financing cash flows	2,613,286	2,613,286

	Net increase / (decrease) in cash held	79,825	79,825

1.21	Cash at beginning of quarter / year to date	1,721,293	1,721,293
1.22	Exchange rate adjustments	2,542	2,542
1.23	Cash at end of quarter	1,803,660	1,803,660

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	102,151
1.25	Aggregate amount of loans to the parties included in item 1.11	—
1.26	Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $72,638 paid to Directors during the quarter in respect of fees and superannuation.  The amount also includes $29,513 in commissions and consulting fees paid to a former Director and substantial shareholder in respect of services rendered to the Company by that individual and parties associated with him.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	—	—
3.2	Credit standby arrangements
	Hire purchase facility	—	—

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

		Current quarter (September 2013) $A	Previous quarter (June 2013) $A
4.1	Cash on hand and at bank	1,803,660	1,721,293
4.2	Term deposits	—	—
4.3	Bank overdraft	—	—
4.4	Commercial Bills of Exchange	—	—
	Total cash at end of quarter (item 1.23)	1,803,660	1,721,293

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	Not applicable	Not applicable
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net assets
5.5	Nature of business

Compliance statement

1                     This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2                     This statement does give a true and fair view of the matters disclosed.

Sign here:		Date:	31 October 2013
Chief Executive Officer (Acting)

Print name:	Thomas G. Howitt

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                            The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requested by AASB 107 that are not already itemised in this report.

3.                            Accounting Standards.  ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.